Exhibit 99

PRESS RELEASE

MAGNA ANNOUNCES SETTLEMENT OF KS CENTOCO LITIGATION

AURORA, Ontario, September 29, 2017 — Magna International Inc. (TSX: MG; NYSE: MGA) today announced that it has reached a settlement agreement with the plaintiffs in the KS Centoco Ltd. (“KS Centoco”) legal proceedings. Under the settlement agreement, Magna will relinquish its 23% equity interest in KS Centoco and pay CAD$25 million in exchange for a full and final release of all claims. Although the full terms of the settlement agreement are subject to confidentiality restrictions, the impact of the settlement on Magna’s financial condition and results of operations is not significant.

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  |  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  |  248.631.5396

OUR BUSINESS (1)

We are a leading global automotive supplier with 327 manufacturing operations and 100 product development, engineering and sales centres in 29 countries. We have over 161,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.